UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report regarding a Strike at Dead Sea Works Facilities in Sodom.

Item 1

Strike at Dead Sea Works Facilities in Sodom

The Company wishes to report that the Works Council of Dead Sea Works Ltd., which belongs to ICL Fertilizers segment, (“DSW”) has announced today a full strike at DSW facilities in Sodom, including the bromine facility (“Bromine Facility”).

The shutdown of the Bromine Facility shall prevent the utilization of the chlorine produced in the production process of metal magnesium, create an ecological risk and force the Company’s management to shut down the magnesium plant within 72 hours of shutdown of the Bromine Facility. The Company’s management petitioned to the Labor Tribunal for a relief prohibiting the Works Council from taking any actions which could result in the stoppage of the proper operation of certain facilities in Sodom, including the magnesium facility, the bromine facility and the power plant. The Labor Tribunal accepted the Company’s claims and issued a temporary injunction calling the Works Council to immediately cease all aforementioned actions.

It should be noted that insofar as a shutdown of the magnesium plant occurs, as aforesaid, it would cause the loss of employment for approximately 400 employees employed in the magnesium plant, as well as cause significant disruptions to the production capacity of Bromine Compounds in Neot Hovav.

There is no certainty as to the scope and/or length of the strike. The management is taking measures to minimize the damage caused by the strike.

ICL's Board of Directors discussed the latest developments in its meeting today, expressed full support for the management measures and calls upon the Works Council to return to the negotiations table with management.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: February 19, 2015